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SEC FILE NUMBER
8- 46795

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lightspeed Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

148 Madison Avenue, 9th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason R Lyons (Chief Financial Officer)
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Actman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lightspeed Trading, LLC, as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SANFORD DURE
Notary Public-State of New York
NO. OIDU6145558
Qualified in Kings County
My Commission Expires 05/08/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
Lightspeed Trading, LLC
New York, New York

We have audited the accompanying statement of financial condition of Lightspeed Trading, LLC (the "Company") as of March 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lightspeed Trading, LLC as of March 31, 2008, in conformity with accounting principles generally accepted In the United States of America.

McGladrey & Pullen, LLP

New York, New York
May 23, 2008

Lightspeed Trading, LLC

Statement of Financial Condition
March 31, 2008

ASSETS	
Cash	$ 1,347,191
Due from clearing brokers	5,596,236
Clearing firm deposit	613,828
Due from brokers and other receivables, net of allowances of $133,000	1,508,167
Due from Parent and affiliated entities	347,164
Fixed assets, net	372,686
Intangible assets, net	179,568
Other assets	281,740
Total Assets	$ 10,246,580
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 2,359,938
Total liabilities	2,359,938
Members' Equity	7,886,642
Total liabilities and members' equity	$ 10,246,580

See Notes to Statement of Financial Condition.

Note 1. Organization

Lightspeed Trading, LLC (the "Company"), formerly Schonfeld & Company LLC, a limited liability company ("LLC") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the Financial Industry Regulatory Authority (the "FINRA") and the National Futures Association (the "NFA"). The Company acts as an introducing broker.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The Company executes and clears its customer securities transaction on a fully disclosed basis with Penson Financial Services, Inc. ("Penson") and Goldman Sachs Execution and Clearing, L.P. ("Goldman"). The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. At March 31, 2008, amounts receivable from clearing brokers reflected in the statement of financial condition are amounts due from these brokers.

Effective April 1, 2007, pursuant to a contribution agreement among Lightspeed Holdings, LLC ("Lightspeed" or "Parent") and the members of Schonfeld & Company LLC ("SchonCo"), now Lightspeed Trading, LLC, certain members of SchonCo contributed their units of SchonCo to Lightspeed in consideration for the issuance to these members certain membership interests in Lightspeed.

Note 2. Significant Accounting Policies

Cash: The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Due from brokers and other receivables: Management determines the allowance for doubtful accounts by regularly evaluating individual broker receivables and considering a customer's financial condition, credit history, and current economic conditions. Due from brokers and other receivables are written off when deemed uncollectible.

Intangible Assets Subject to Amortization: Intangible assets consist of customer lists, which are amortized over the estimated useful life of three years.

Fixed Assets: Fixed assets are stated at cost. Furniture and office equipment is depreciated on a straight-line basis using an estimated useful life ranging from three to five years. Leasehold improvements are depreciated over the shorter of the term of the lease or their estimated useful lives.

Deferred Rent Credit: Rent expense is recorded on a straight-line basis over the lease term. Deferred rent credit included in the accompanying statement of financial condition results from rent reductions provided for at the inception of the leases.

Income Taxes: The Company is an LLC, and as such is not subject to federal income tax as federal taxable income is allocated to its member for inclusion in the member's tax return. The Company is subject to certain state and local income taxes.

Use of Estimates: The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates.

Note 2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of members' equity. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 3. Intangible Assets

Intangible assets consist of the following:

Customer list - Heartland Securities Corp.	$ 612,992
Customer list - Trinix Securities, LLC	1,166,878
Customer list - ETG LLC	230,375
	2,010,245
Accumulated amortization	1,830,677
Intangible assets, net	$ 179,568

Note 4. Fixed Assets

Fixed assets consist of the following:

Equipment	$ 691,931
Furniture and fixtures	113,280
Leasehold Improvements	81,546
	886,757
Accumulated depreciation	514,071
Fixed assets, net	$ 372,686

Note 5. Related Party Transactions

The Company has entered into agreements with its Parent and Lightspeed Technologies, LLC ("LST"), an affiliated company, for utilization of services. The Parent performs certain functions for the Company, including treasury, payroll service, accounting, regulatory reporting, human resources, legal and compliance. The Company also receives technology development and technology support from LST.

The Company pays execution fees to an affiliated broker for executions of trades.

The Company shares office space, facilities and employees with affiliated brokers and other affiliated entities.

Note 6. Employee Benefit Plan

The Parent has a 401(k) salary deferral program that includes eligible employees of the Company who have met certain service requirements. The Company contributes based upon the safe harbor exemption. Contributions made by the Parent are allocated to the Company and recorded in Management Fees.

Note 7. Commitment

The Company is obligated under a noncancelable operating lease for office space expiring on August 31, 2009. The lease contains provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitment under this lease is as follows:

Year ending March 31,	
2009	$ 1,359,283
2010	574,821
	$ 1,934,104

The Company has rent sharing agreement with an affiliate under which 37.5% of the rent expense for office space is allocated to such affiliate.

At March 31, 2008, the Company had deferred rent credit of approximately $119,000. Such credit is included with accrued expenses and other liabilities in the statement of financial condition.

Note 8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its minimum capital requirement pursuant to the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of its aggregate indebtedness, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2008, the Company had net capital of $4,046,371, which was $3,889,042 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.58 to 1 at March 31, 2008.

Note 9. Financial Instrument with Off-Balance-Sheet Risk and Concentrations of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 10. Subsequent Events

On January 2, 2008, Lightspeed, the Company's Parent, acquired Integrity Trading Inc. ("Integrity"), a Direct Market Access broker-dealer that provides execution and clearing services. Effective April 28, 2008, the Company acquired Integrity's customer list from Lightspeed for approximately $2,400,000.

Lightspeed Trading, LLC

Statement of Financial Condition

March 31, 2008

This report is filed pursuant to rule 17a-5c(e)(3) under the Securities and Exchange Act of 1934 as a public document.